EXHIBIT 1
InterOil Corporation 2nd Quarter 2005
Management’s Discussion and Analysis
August 15, 2005

Overview	2
Business Environment	3
Risk Factors	3
Forward-looking statements	10
Business Plan	11
Results of Operations	11
Upstream — Exploration and Production	11
Midstream — Refining and Marketing	12
Downstream — Wholesale and Retail Distribution	19
Corporate and consolidation	20
Capital Resources	21
Operating Activities	21
Investing Activities	21
Financing Activities	22
Liquidity	22
Sources of Capital	22
Capital Requirements	23
Contractual Obligations and Commitments	23
Off Balance Sheet Arrangements	24
Share Capital	24
Transactions with Related Parties	25
Financial and Derivative Instruments	26
Foreign currency hedge contracts	26
Commodity hedge contracts	26
Critical Accounting Estimates	26
New Accounting Standards	27
Public Securities Filings	27
InterOil Corporation

August 15, 2005
Management’s Discussion and Analysis
The following discussion and analysis is prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects. It should be read in conjunction with the audited annual consolidated financial statements and notes thereto. The interim financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars. References to “we”, “us”, “our” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Overview
Our operations are organized into three major business segments:
•	Exploration and Production, our upstream segment, which includes the exploration for and the future production of crude oil and/or natural gas within Papua New Guinea;

•	Refining and Marketing, our midstream segment, which includes the refining of crude oil and the marketing of refined products both domestically and for export; and

•	Wholesale and Retail Distribution, our downstream segment, which includes wholesale and retail distribution of refined products in Papua New Guinea.
Summary of Quarterly Results
The following table summarizes financial information for the second quarter, 2005 and the preceding seven quarters:

Quarters ended	2005		2004				2003
($)	30 - Jun	31-Mar	31-Dec	30-Sep(1)	30-Jun	31-Mar	31-Dec	30-Sep
Total Revenue	125,274,542	103,583,939	22,151,046	36,226,109	12,690,533	155,596	203,964	13,349

Net Income (Loss) before discontinued operations and extraordinary items	(19,972,429)	(10,354,477)	(43,855,413)	(4,917,262)	(2,522,279)	(1,644,927)	(1,489,036)	(1,510,516)

Net Income (Loss) per share	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)	(0.07)	(0.07)

Diluted Income (Loss) per share	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)	(0.07)	(0.07)

Net Income (Loss)	(19,972,429)	(10,354,477)	(43,855,413)	(4,917,262)	(2,522,279)	(1,644,927)	(1,489,036)	(1,510,516)

Net Income (Loss) per share	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)	(0.07)	(0.07)

Diluted Net Income (Loss) per share	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)	(0.07)	(0.07)

Notes

(1)	It was identified in the fourth quarter 2004 that the statement of operations for the quarter ending September 30, 2004 included sales and cost of sales of our refined products sold by InterOil downstream subsidiaries during the commissioning of the refinery and this activity was adjusted to plant and equipment in the fourth quarter 2004. For comparative purposes the September 30, 2004 amounts in the table include subsequent period adjustments of revenue ($11,336,839) and cost of sales ($9,397,373). The net impact of these adjustments has increased the net loss by $1,939,466.
InterOil Corporation

The following table shows the net income/(loss) by segment for the three months ended June 30, 2005 and 2004.

Three months ended June 30 ($ thousands)	2005	2004
Segment revenue
Upstream	—	—
Midstream	114,734	—
Downstream	30,062	12,954
Corporate & Consolidated	(19,520)	(264)

Total segment revenue	125,276	12,690

Net income/(loss) before income taxes
Upstream	(9,774)	(1,879)
Midstream	(12,155)	(334)
Downstream	2,428	1,440
Corporate & Consolidated	(169)	(1,243)

Loss from ordinary activities before income taxes	(19,670)	(2,016)

Net income/(loss)
Upstream	(9,774)	(1,879)
Midstream	(12,155)	(334)
Downstream	1,857	938
Corporate & Consolidated	100	(1,247)

Total net income/(loss)	(19,972)	(2,522)

The consolidated net loss for the second quarter ended June 30, 2005 was $20.0 million compared to a net loss of $10.4 million for the first quarter in 2005 and $2.5 million for the second quarter in 2004. Our midstream segment saw the completion of the reliability testing signifying the end of the construction and pre-operating stage of development and correspondingly the commencement of operations in the first quarter of 2005. Our refinery has continued to progress into steady state operations. In the second quarter 2005, these operations were negatively affected by the global increase in the cost of crude feedstock, and the flattening of margins for export cargos. Post practical completion, our refinery has been able to expand its feedstock sourcing flexibility to react to market conditions and run optimal crudes with the basic objective to maximize the higher margin “transport fuel” products at the expense of relatively lower margin “speciality products”. This, along with other initiatives, has been forecast to improve conditions for the midstream segment which was the major contributor to the overall loss for the period. The downstream business segment performance in the quarter ended June 30, 2005 was robust, with volume sales and net profits exceeding those from the previous quarter. Upstream activities continued during the period resulting in the expensing of drilling costs on the Black Bass-1 well as well as related administrative, geological and geophysical costs as per our accounting policy.
Business Environment
Risk Factors
Our financial results are significantly influenced by the business environment in which we operate. Risks include, but are not limited to the following:
We have a limited operating history.
InterOil Corporation

We received the first revenues from the sale of products in the distribution or downstream segment of our business in April 2004. On January 31, 2005, the refinery achieved practical completion. Most of our business efforts prior to 2005 were devoted to constructing the refinery and acquiring our wholesale distribution business. Therefore, we have only limited financial results upon which you may judge our potential and our ability to become profitable. In the past, we have experienced delays and other problems frequently associated with a construction project such as our refinery. We may continue to experience start-up problems, delays and expenses encountered by any early stage business, many of which are beyond our control. These include, but are not limited to, substantial delays and expenses in conducting our exploration drilling program, difficulty and expense in obtaining financing and competition from larger and more established companies.
Our refinery has not operated at full capacity for an extended period of time.
We completed the construction of our refinery in PNG and began testing at its approximate nameplate capacity of 32,500 bbls per day in November 2004. In January 2005, testing of the refinery was completed and we declared practical completion of the refinery. Our ability to continue to operate the refinery at its nameplate capacity must be considered in light of the risks inherent in, and the difficulties, costs, complications and delays frequently encountered by start-up companies. These risks include, without limitation, shortages of equipment, materials or labor; delays in delivery of equipment or materials; contractual disagreements; labor disruptions; political events; local or political opposition; accidents; and unforeseen engineering, design or environmental problems. We were unable to operate our refinery for a period of twelve days in March 2005 as a result of a shortage of crude feedstocks. Such shortages may occur in the future as well. We have also been running the refinery at reduced rates to produce sufficient product for the PNG domestic market only as a result of unfavorable export economics. Accordingly, there can be no assurance of the future profitability of InterOil as a whole or the refinery segment in particular.
Our refinery operations may not be profitable.
The refinery operations are expected to be primarily affected by the difference, or margin, between the sales prices of our refined products and the costs we incur to purchase crude oil and other feedstocks. Historically, refining margins have been volatile, and we expect this volatility will exist in the future. Therefore, we will be subject to the risk that the difference between the cost to us of our crude oil supply and the price at which we can sell our refined products will not be sufficient for the profitable operation of our company and therefore to allow us to service our indebtedness. We cannot control the prices at which our feedstocks will be purchased or at which refined petroleum products can be sold.
We may not be successful in our exploration for oil.
We currently do not have any oil or gas reserves that are deemed proved, probable or possible pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost of acquiring seismic data and the large unexplored acreage covered by our licenses, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were available.
In addition, our exploration or future development plans may be curtailed, delayed or cancelled as a result of lack of adequate capital and other factors, such as weather, landowner disputes, compliance with governmental regulations, mechanical difficulties, materials shortages, delays in
InterOil Corporation

the delivery of equipment, success or failure of exploration activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change based on information determined from newly acquired geological, geophysical, airborne gravity or drilling data.
Our investments in PNG are subject to political, legal and economic risks.
Our investments in PNG involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; the risks of war; expropriation, nationalization, renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Political conditions have at times been unstable in PNG. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. In addition, we believe that oil exploration and refinery operations are in the long term best interests of PNG and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.
In addition, if a dispute arises with respect to our PNG operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.
We may not be able to market all of our refinery’s output.
The Project Agreement with the State of PNG gives InterOil certain rights to supply the domestic market in PNG with refined products. We have entered into domestic sales contracts with the major distributors in PNG under which they will purchase refined products for distribution in PNG exclusively from us. We have estimated that between 50% and 60% of the refinery’s net output will be used to supply the PNG market. We market the balance of the refinery’s output in nearby export regional markets. We have signed three-year export contracts with Shell. While we sell refined products through our domestic retail network and other distributors, these agreements are the only commercial agreements for the purchase of our refined products for export. We can give no assurances that we will be able to market the refinery’s output to these nearby regional markets and we may be unable to market all of the refinery’s output we produce. If our relationship with Shell were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements for the export of the refinery’s output. In addition, early termination of the Shell agreements could have a material adverse effect on the results of our operations and financial condition.
Further, the Project Agreement with the State of PNG provides that if there is more than one refinery operating in PNG during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities.
InterOil Corporation

Therefore, if one or more additional refineries are built in PNG, our share of the domestic market will be diminished.
We may not be able to obtain crude feedstocks for our refinery.
The Project Agreement requires the State of PNG to take action to ensure that domestic crude oil producers sell to us their PNG domestic crude production for use in our refinery, and that refined products for domestic PNG use will be purchased from our refinery at the IPP (Import Parity Price). We currently have an agreement with BP Singapore which is our only commercial agreement for the delivery of crude feedstock. The BP agreement expires on June 14, 2009. If our relationship with BP were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements to supply adequate feedstock to the refinery, even though we have purchased feedstock through others with BP’s support. In addition, early termination of the BP agreement could have a material adverse effect on the results of our operations and financial condition.
PNG crude oil production rates are expected to satisfy the refinery’s requirements for at least five years after commercial start-up. Alternative crude oils that are suitable for use as project feedstock are available in the nearby region and we have expanded our feedstock sourcing in the current quarter to alter the refinery product mix and take advantage of product optimization and market conditions. Crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce our gross profit margins.
It is also possible that crude deliveries to the refinery may be delayed or curtailed because of conditions such as weather, accidents and other unexpected events. For example, in March 2005 our scheduled deliveries of domestic crude oil in PNG were delayed because of the declaration of force majeure by the supplier of the domestic PNG crude, Kutubu Blend, out of the Kumul Terminal in the Gulf of Papua. We were required to suspend operations at our refinery for 12 days while we arranged for alternate crude oil supplies. Similar supply interruptions could occur in the future.
We may not be able to obtain all of the licenses necessary to operate our business.
Our operations require licenses and permits from various government authorities to drill wells, operate the refinery and market our refined products. We believe that we hold, or will hold, all necessary licenses and permits under applicable laws and regulations for our operations in PNG and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to continue our exploration activities, to economically maintain continued operations at our refinery facility or to market our refined products.
The refinery, which is our principal asset, will be subject to operating risks, not all of which are insured.
The principal asset for InterOil is our refinery in PNG. Because we own only one refinery, an investment in our common shares may be may be more risky than an investment in a company that owns several refineries. Our refining operations will be subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of oil and gas. In addition, our refining operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles
InterOil Corporation

for certain types of insurance policies for refiners have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts. If any of these risks were to occur with respect to our refinery, because it is our principal asset, it would have a material adverse effect on our revenues and financial condition.
The exploration and production, and the refining and distribution businesses are competitive.
We operate in the highly competitive areas of oil exploration and production, refining and distribution of refined products. A number of our competitors have much greater financial and other resources than we possess to bear the economic risks inherent in all phases of the oil and gas industry.
In the oil exploration and production business, the availability of alternate fuel sources, the costs of drilling programs, the development of transportation systems to bring any future production to the market and transportation costs of oil and gas are factors that affect our ability to compete in the marketplace.
The petroleum refining and marketing industry continues to be highly competitive. Our local competitors include fully-integrated major oil companies (e.g., Shell, ExxonMobil and BP) as well as smaller companies. These competitors may have substantially greater financial and operational resources than we do, which may provide our competitors with greater flexibility in responding to or absorbing market changes. All of our feedstocks are currently purchased from third parties, while some of our competitors have proprietary sources of crude oil to supply their refineries.
The financial returns in the refining and marketing business depend largely on refining margins and wholesale fuel margins, both of which fluctuate significantly. Refining margins are impacted by levels of refined product inventories, the balance of refined products supply and demand and availability of refined product imports into PNG. Our wholesale distribution business in PNG faces competition from major integrated oil companies as well as small independent marketers of refined products in PNG.
The volatility of oil prices could adversely affect our results of operations.
The prices we receive for the refined products we produce and sell are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include but are not limited to the condition of the worldwide economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere and the availability of alternate fuel sources. The prices for oil will affect:
•	our revenues, cash flows and earnings;

•	our ability to attract capital to finance operations, and the cost of such capital;

•	our profit or loss from refining petroleum products; and

•	our profit or loss from oil and gas exploration activities.
Operating hazards may adversely impact our oil and gas exploration activities.
Our exploration operations are subject to risks inherent in the exploration business, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other
InterOil Corporation

environmental damage and suspension of operations. Our PNG operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liabilities for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs or other environmental damages. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on InterOil’s financial condition and results of operations.
You may be unable to enforce your legal rights against us.
We are a New Brunswick, Canada, corporation. Substantially, all of our assets are located outside the United States. It may be difficult for investors outside the United States to enforce judgments against us that are obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of the United States. In addition, most of our directors and officers are nationals or residents of countries outside of the United States, and all, or a substantial portion of, the assets of such persons are located outside the United States. As a result, it may be difficult for investors to affect service of process within the United States upon such persons or to enforce judgments against them obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.
We may not be able to generate cash flows if we are unable to raise sufficient capital.
We make, and will continue to make, substantial capital expenditures to explore for oil and gas, to maintain and optimize operations of our refinery and to acquire, develop and maintain our distribution network. We may need additional financing to conduct these activities. If we are unable to obtain debt or equity financing because of lower refining margins, lower oil prices, politically instability, delays, operating difficulties, construction costs or lack of drilling success, we may be required to delay, curtail or abandon our future activities. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.
Our significant debt levels and our debt covenants may limit future flexibility in obtaining additional financing and in pursuing business opportunities.
As of June 30, 2005, we had $86 million in long-term debt, excluding current maturities. The level of indebtedness will have important effects on our future operations, including:
•	a portion of our cash flow will be used to pay interest and principal on the debt and will not be available for other purposes;

•	our OPIC credit facility and BNP credit facility contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and

•	our ability to obtain additional financing for capital expenditures and other purposes may be limited.
If we are unable to recruit and retain qualified personnel, it could have a material adverse effect on our operating results and stock price.
The success of InterOil depends largely on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on the results of our operations and stock price. It is also very important that we attract and retain highly skilled personnel, including technical
InterOil Corporation

personnel, to accommodate our exploration plans and to replace personnel who leave our employ. Competition for qualified personnel can be intense and there are a limited number of people available in the market with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train and retain employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.
Petroleum Independent and Exploration Corporation (“PIE”) can affect our ability to raise capital through the issuance of common shares or securities convertible into common shares.
Phil E. Mulacek, founder, President and CEO of our company, controls PIE and PIE Group LLC. PIE owns 433,169 common shares of InterOil and has a right to exchange its remaining 5,000 shares of SP InterOil, LDC on a one-for-one basis for our common shares. Mr Mulacek, PIE, and PIE Group has secured, restricted or pledged their ownership in InterOil to OPIC and other debtors to the benefit of InterOil and its shareholders. Our articles of amalgamation contain restrictions on the issuance of our common shares or securities convertible into common shares, except with, among other things, the consent of PIE. Mr. Mulacek also controls PIE Group, LLC, which, with Commodities Trading International Corporation, has pre-emptive rights in respect of issuances of our common shares or securities convertible into common shares. Therefore, through his control of PIE and PIE Group, LLC, Mr. Mulacek or any successor to his interest in those companies can prevent us from raising capital through the issuance of common shares or securities convertible into common shares.
Changing regulation of corporate governance and public disclosure can cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws have added substantial compliance costs to our operations. In addition to the high cost of compliance, our failure to fully satisfy these new corporate governance standards may have a materially adverse effect on our reputation and the value of our securities.
We are currently a “foreign private issuer” as defined in U.S. securities laws and a reporting issuer in certain Canadian provinces. As such, we are allowed to comply with reporting and disclosure practices in Canada. Certain aspects of the Sarbanes-Oxley Act have different applications to foreign private issuers and several of the corporate governance rules of the American Stock Exchange do not apply to foreign private issuers. It is possible that purchases of our shares by persons in the United States and changes in the composition or residence of our directors and executive officers could cause us to no longer be a Canadian foreign private issuer. If this were to happen, we would incur additional general and administrative costs to transition from the Canadian to the U.S. disclosure system, and these costs may be material.
If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.
Beginning with our annual report for the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal controls report of management with our annual report on Form 40-F. This report is to include management’s assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal controls over financial reporting.
In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal controls
InterOil Corporation

over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal controls over financial reporting. Any failure to comply with Section 404, including failure to issue the required management report and failure to obtain the attestation report on management’s assessment from InterOil’s independent auditors, may have a materially adverse affect on our reputation and the value of our securities.
We have agreed to drill eight exploration wells in PNG and to pay all costs to drill these wells to their total depth.
In February 2005, we entered into an indirect participation agreement with institutional and individual accredited investors. Under the agreement, the investors paid us $125 million, and we agreed to drill eight exploration wells in PNG regardless of the cost incurred by us to drill the wells, and to drill a replacement well if one of the eight wells cannot be drilled to total depth. While we believe that the $125 million paid by the investors will be sufficient to pay the remaining costs to drill the eight exploration wells, we will be required to drill the eight wells regardless of costs. If our assumptions on the costs to drill the wells are wrong, or if we encounter unforeseen operational, geological or other problems in drilling a well, we may be required to expend substantial funds to satisfy our obligations under the indirect participation agreement.
Forward-looking statements
Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our plans for expanding the refinery, upstream, and downstream business segments, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements. Risks and uncertainties include, but are not limited to:
•	our lack of substantial operating history;

•	the ability of our refinery to operate at full capacity and to operate profitability;

•	our ability to market refinery output;

•	the success of our exploration program;

•	political, legal and economic risks related to Papua New Guinea;

•	dependence on exclusive relationships with our supplier and customers;

•	the ability to obtain necessary licenses;

•	the impact of competition;

•	the enforceability of your legal rights;

•	the volatility of prices for crude oil and the volatility of the difference between our purchase price of oil feedstocks and the sales price of our refined products;

•	adverse weather, explosions, fires, natural disasters and other operating risks and hazards, some of which may not be insured;

•	the uncertainty of our ability to attract capital; and

•	covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition.
InterOil Corporation

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). All information contained herein regarding resources are references to undiscovered resources under NI 51-101, whether stated or not. Please see our filings with the Canadian securities regulators for additional risks and information about our business.
Business Plan
Our goal is the development of a vertically-integrated energy company whose focus is PNG and the surrounding region. Our strategy is to continue oil and gas exploration in PNG, operation and marketing of refined product from our oil refinery, and the wholesale and retail distribution of refined petroleum products in PNG.
Results of Operations
Upstream — Exploration and Production
Quarter and six months ended June 30, 2005 compared with same periods in 2004.
Our net loss from the upstream segment for the quarter was $9.8 million compared to $1.9 million for the same period in 2004 and $10.4 million for the six months ended June 30, 2005 compared with $2.4 million for the period to June 30, 2004.
The following table sets forth the results for our upstream segment for the quarter and six months ended June 30, 2005 and 2004:

	Three months ended		Six months ended
Upstream — Operating results	June 30		June 30
($ thousands)	2005	2004	2005	2004

External sales	—	—	—	—
Inter-segment revenue	—	—	—	—

Total segment revenue	0	0	0	0

Cost of sales and operating expenses	—	—	—	—
Office and administration and other expenses	749	383	1,195	873
Geological and geophysical expenses	2,870	—	3,028	6
Depreciation and amortization	2	10	5	6
Exploration impairment	6,151	1,486	6,151	1,486
Interest expense	2	—	4	—

Loss from ordinary activities before income taxes	(9,774)	(1,879)	(10,383)	(2,371)

Income tax expenses	—	—	—	—

Total net loss	(9,774)	(1,879)	(10,383)	(2,371)

Revenues

InterOil Corporation Page 11 of 27

As of June 30, 2005, we have not discovered any oil and gas reserves that are deemed to be proved, probable or possible and therefore we have not generated operational revenues from the upstream business segment.
Expenses
Total expenses from our upstream segment were $9.8 million in the second quarter of 2005 compared with $1.9 million for the same period in 2004. The total expenses for the six months to June 30, 2005 were $10.4 million compared with $2.4 million for the same period in 2004. These expenses are comprised primarily of the $6.1 million cost of drilling the Black Bass-1 exploration well in license PPL 236 and other geological and geophysical activities related to airborne gravity and seismic surveys. The corresponding period in 2004 contained the expensing of costs involved with PRL 4 and 5 which were not proven to have commercial reserves.
The Black Bass-1 well was spudded on April 25, 2005 using the Simmons Rig # 3. This is the first of our eight well program funded under the Indirect Participation Agreement dated February 28, 2005. The well was drilled to 5,869 feet and encountered gas shows ranging from C1 to C4. Subsequent drill-stem testing proved inconclusive despite very encouraging gas flows with a flaw at surface encountered during drilling. The well has been plugged and abandoned pending further seismic and geological work being done. As this Indirect Participation Interest (“IPI”) as defined under the Agreement is unique in its features, we are working with our accounting advisors in considering which of a number of possible accounting treatments would be the most consistent with the substance of the IPI and with Canadian generally accepted accounting principles. Until a conclusion is reached the additional IPI is shown net of fees as equity. It is possible that on the resolution of this accounting issue that all or a portion of the exploration costs expensed in the six months to June 30, 2005, including the exploration impairment costs, may be born by the participants under this Agreement.. As at June 30, 2005 all exploration costs, including impairment costs, have been expensed in the Consolidated Statement of Operations.
During the second quarter 2005, a 3,647 mile AIRGrav airborne gravity and magnetics survey was flown over PPL 237 and PPL 238. The survey provided good quality regional data which will enhance our understanding of the underlying formations. The airborne gravity data is aiding in the final location of the new seismic lines. The seismic acquisition program will continue throughout 2005. Phase two of the program is expected to begin toward the end of August 2005. Airborne gravity data and the seismic work resulted in the selection of the drill locations for the Triceratops-1 exploration well as detailed in our exploration update on July 18, 2005. It is expected that during 2005, we will acquire 2D seismic data over approximately 188 miles across prospects in PPL 237 and PPL 238. We have incurred $2.5 million of expenditures on seismic and gravity surveys in the six months ended June 30, 2005 compared with nil in the 2004 comparative period. All of these costs were expensed in the current quarter as per the successful efforts policy.
We are experiencing upward cost pressures for equipment and services as a result of increased seismic and drilling activity in Papua New Guinea and South East Asia caused mainly by the current record high prices for crude oil. Another contributing factor is the commencement of a large engineering feasibility study for the proposed gas pipeline from Papua New Guinea to Australia, which will be the largest gas pipeline in the southern hemisphere if approved. In order to manage the escalating costs and to ensure the availability of crucial equipment and services to meet our drilling commitments, we have entered into one year contracts with our major service companies for wireline logging, cementing and mudlogging. We have also contracted helicopter and barge transport through various suppliers for extended periods at preferred rates.
Midstream — Refining and Marketing

InterOil Corporation Page 12 of 27

Quarter and six months ended June 30, 2005 compared with same periods in 2004.
Our net loss from the midstream segment was $12.2 million in the quarter compared to $0.3 million for the same period in 2004, and $20.6 million for the six months ended June 30, 2005 compared with $0.5 million for the six months ended June 30, 2004.
The following table sets forth the results for our midstream segment for the quarter and six months ended June 30, 2005 and 2004:

	Three months ended		Six months ended
Midstream - Operating results	June 30		June 30
($ thousands)	2005	2004	2005	2004

External sales	95,080	—	174,784	—
Inter-segment revenue	19,654	—	37,946	—

Total segment revenue	114,734	—	212,730	—

Cost of sales and operating expenses	116,958	—	217,147	—
Office and administration and other expenses	4,554	205	5,822	287
Depreciation and amortization	2,641	129	5,272	138
Interest expense	2,736	—	5,086	—

Loss from ordinary activities before income taxes	(12,155)	(334)	(20,597)	(425)

Income tax expenses	—	—	—	—

Total net loss	(12,155)	(334)	(20,597)	(425)

The second quarter of 2005 generated revenues of $114.7 million, an increase of 14% when compared with the first quarter 2005. The total revenues for the six months ended June 30, 2005 is $212.7 million. This increase is set against a slight decline in total volumes sold over the same period. The increase in revenue is primarily driven by a general rising trend in product prices which follow on from crude price increases and evident in the market as a whole. TAPIS (as quoted by APPI), which is the marker crude in the region and is used when purchasing feedstock, opened on January 1, 2005 at $38.18 per bbl, peaked at $61.11 on April 7, 2005 and closed at $55.62 on June 30, 2005. The average TAPIS price for the first quarter 2005 was $50.30 and the second quarter was $54.27.
The secondary driver for the increased revenues is an improved proportion of local (higher value) PNG transport fuel sales as opposed to exports of these products or production/export of lower value specialty products. This is a result of the finalization of domestic shipping arrangements and all local PNG domestic distributors sourcing their product requirements from our refinery in the second quarter (Exxon Mobil only began to lift from the refinery at the end of the first quarter 2005).
Revenue — Domestic vs Export

	Six months ended June 30,		Three months ended June		Three months ended March
	2005		30, 2005		31, 2005
	US$000%		US$000%		US$000%

Total domestic	131,200	62%	79,731	69%	51,469	53%
Total export	81,530	38%	35,002	31%	46,528	47%

Total sales	212,730	100%	114,734	100%	97,996	100%

It is expected that the trends exhibited between the first two quarters will continue, with local PNG sales set to account for the majority of sales in the third quarter, 2005, although this will be subject to the profitability of exporting transport fuels and the refinery production slate.

InterOil Corporation Page 13 of 27

Cost of Sales and Operating Expenses
Cost of sales and operating expenses includes the cost of crude, fuel and direct operating expenses attributable to revenues. In the second quarter 2005 the cost of sales and operating expenses was $116.9 million compared with $97 million in the first quarter, an increase of 17%. The major reason behind the increased cost of sales and operating expenses is increases in the price of benchmark TAPIS over the period (as described above) and more specifically the timing of our purchases of crude when related to the sale of product in the same period.
Office and Administration and Other Expenses
The major increase in the expenses from the first quarter of 2005 to the second quarter 2005 relates mainly to a foreign currency expense within the current quarter of $1.6 million compared to the first quarter 2005 gain of $1.1 million. This expense includes both realized and unrealized net gains and losses related to accounts payable and loans with foreign affiliates. In addition to the increase in foreign exchange losses, the quarter includes increases in insurance expenses related to the commencement of refinery operations.
Typically refineries report profits on a Replacement Cost Basis (RCOP), which involves backing out the impact of international oil price movements, therefore providing a clearer picture of the underlying business performance of the refinery.
Historical Cost vs. Replacement Cost Operating Profit
Historical Cost vs Replacement Cost Operating Profit

	Six months ended	Three months ended	Three months ended
US$000	June 30, 2005	June 30, 2005	March 31, 2005

Historical cost operating profit	(4,571)	(2,346)	(2,225)
Replacement cost operating profit	2,511	7,716	(5,980)

RCOP Adjustment	7,082	10,062	(2,980)

Cost of Sales was also materially adversely impacted by the closure of the Kumul loading platform in PNG during the first quarter 2005 and the declaration of force majeure by the Operator, Oil Search Ltd. This event necessitated the sourcing of an alternative supply of crude on a very prompt basis as the next two crude inputs for the refinery were scheduled to load from the Kumul platform.
Alternate supply was sourced at an increased premium, but this was not prompt enough to avoid an initial reduction of the refinery run rate and shutdown of 12 days in the first quarter 2005 until delivery of the replacement crude. To meet contractual commitments and continue to meet PNG domestic demand, the refinery was forced to source imported refined products on a prompt market basis, which were then sold at a loss at the lower pre-determined local market price.
The price of benchmark TAPIS per bbl around this time rose significantly (from $47 to $57) hence the cost for the replacement cargo for the foregone Kutubu parcel was significantly higher and eroded the refinery margin for this period of sharply rising prices. Chart 1 illustrates the movement in the benchmark TAPIS price over the period with declaration of the force majeure event superimposed.

InterOil Corporation Page 14 of 27

Chart 1 — Benchmark TAPIS & Force Majeure
Notes

(1)	Source data obtained from the Asian Petroleum Price Index as administered and distributed by Seapac Services Ltd.
Generally, crude cargos purchased in a steadily rising crude market tend to lead to positive gross margins due to the time lag between crude purchase and product sales (priced based on increased pricing). Conversely, those cargos procured at the top of the market or on a downward trend will tend towards lower gross margins.
The chart illustrates the rise in the market around the time of the force majeure event, leaving the refinery unable to participate in the positive margins from that rising market which would otherwise have presented in the second quarter 2005.
The negative impact of the declaration of force majeure at Kumul on refinery operations is due to lost refining margins; loss on importing replacement refined products; increases in charter costs, fixed operating costs and other related costs and are estimated to be approximately $8 million. We are investigating the validity of the force majeure declaration and its resultant rights.
Market pricing
Recently there has been a major shift in the relativity of crude to product prices (i.e. the crack spread). The following table shows the crack spread (margin) between the benchmark crude (TAPIS) and the relevant regional product benchmark (SINGAPORE MOPS).

InterOil Corporation Page 15 of 27

Chart 2 illustrates the MOPS product crack vs TAPIS.
Notes

(1)	Sourced from Asian Petroleum Price Index and PLATTS Global Alert Services.
Unprecedented demand for middle distillates (diesel/jet fuels) has seen pricing and the crude/product crack spreads for these products soar which has driven refineries worldwide to maximize throughput.
As a result, incrementally more naphtha and fuel oil (and LSWR) in the case of hydro-skimming refineries) is produced, for which there is not the same increased demand, thus suppressing pricing/crack spreads for naphtha (and LSWR).
Production Slate, Optimization of Crude Diet & Run Rates
Post practical completion, the refinery has been able to expand its feedstock sourcing flexibility to react to changing market conditions and select and run more optimal crudes. By the end of the second quarter 2005, the refinery had successfully processed three distinct crudes resulting in the proportion of transportation fuels increasing from approximately 30% during start-up to approximately 60% by the end of second quarter 2005. We have also procured a fourth distinct crude cargo in early July 2005 as part of the crude selection optimization strategy. In the third quarter 2005 optimization of crude feedstock supply strategy will continue as we introduce new blends compatible with the technology and markets at our disposal.
Chart 3 below shows the impact of both crude diet and steady state operations on the outputs of the refinery. Our basic objective is to maximize the higher margin ‘transport fuel’ products at the expense of the relatively lower margin ‘specialties’ products.

InterOil Corporation Page 16 of 27

Chart 3 — Refinery production slate
The progression from ‘start up’ to ‘Q2 2005’ represents a quantum leap in terms of gross refining margin. Transport fuels are defined as diesel, gasoline and jet fuels and specialty fuels are defined as naphtha and low sulphur waxy residue (LSWR).
Chart 4 — Refinery Throughput

InterOil Corporation Page 17 of 27

Chart 5 — Specialty fuels
With the exception of the start up period run rates have decreased over time as the refinery becomes able to meet domestic demand for transport fuels by processing fewer barrels of overall feedstock.
Product Hedging
In the first and second quarters of 2005, commodities hedging activity has been limited to acquiring naphtha swaps and naphtha crack spread swaps in order to provide certainty to physical sales of naphtha from the refinery.
Hedging activities have been deliberately kept to a low volume until such time as there is established production and sales patterns to ensure any hedging is planned to match physical movements.
No hedges were settled during the second quarter of 2005. Towards the end of the second quarter, 2005 we entered into naphtha swaps locking in margins for a scheduled August 2005 export of naphtha from existing inventories.
Activities are expected to increase during the third quarter of 2005 as the refinery establishes steady state pattern, but only to the extent that opportunities are available within predefined hedging goals and limits.
Since quarter end, gasoil and jet crack spread hedges have been entered into, taking advantage of the record high gasoil and jet crack spreads and thereby helping to secure margins on a portion of third and fourth quarter 2005 sales. A zero cost collar mechanism was employed to secure the value of existing inventory through August 2005.

InterOil Corporation Page 18 of 27

Downstream — Wholesale and Retail Distribution
Quarter and six months ended June 30, 2005 compared with same periods in 2004.
Our downstream earnings were $1.9 million (after tax) in the second quarter of 2005 compared to $0.8 million (after tax) for the same period in 2004, and $2.1 million (after tax) for the six months ended June 30, 2005 compared with $0.9 million for the same period in 2004.
On April 28, 2004, through our wholly owned subsidiary, SPI Distribution Limited, we acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.
The following table sets forth the results for our downstream segment for the quarter and six months ended June 30, 2005 and 2004:

	Three months ended		Six months ended
Downstream - Operating results	June 30		June 30
($thousands)	2005	2004	2005	2004

External sales	29,933	12,586	53,521	12,586
Inter-segment revenue	129	368	129	368

Total segment revenue	30,062	12,954	53,650	12,954

Cost of sales and operating expenses	26,382	10,633	48,402	10,633
Office and administration and other expenses	1,204	870	2,171	902
Depreciation and amortization	48	10	95	10
Interest expense	—	1	140	1

Gain from ordinary activities before income taxes	2,428	1,440	2,842	1,408

Income tax expenses	(571)	(502)	(730)	(502)

Total net income	1,857	938	2,112	906

Revenues
Total revenues of our downstream segment were $30.1 million in the second quarter of 2005 compared to $12.9 million for the same period in 2004. The total revenues for the six months ended June 30, 2005 were $53.6 million compared with $12.9 million for the six months ended June 30, 2004. The increase in sales and operating revenue over 2004 is a result of the operations of InterOil Products Limited, a subsidiary we purchased on April 28, 2004 during the second quarter of 2004. Revenues and cost of sales for the period in 2004 will therefore show two thirds (i.e. two of three months) of the sales from the period as InterOil sales. IPL sold 52.01 million liters of product in the second quarter 2005, compared with 50.96 million liters in the first quarter 2005. There has been an increase of 3.01 million liters of sales of product compared to the same period of the business in the second quarter of 2004.
The increase in net income from $0.2 million after tax in the first quarter 2005 to $1.9 million after tax in the second quarter 2005 is attributed to higher product prices and the growth of the business in terms of sales volume. Growth in the downstream segment is due to an increase in general economic activity in PNG and the level of service and delivery that IPL aims to achieve.
The focus for the downstream business during the quarter has been to continue to manage the transition from BP to InterOil. The fundamentals are sound which enable the business to pursue

InterOil Corporation Page 19 of 27

the required activity to successfully integrate the operations under the InterOil umbrella. Certain key milestones were achieved by the downstream segment during the quarter which includes:
•	Completion and commission of a one million liter storage tank as a result of which a major client has renewed their contract with IPL for another five years.

•	Completion of the re-branding of all retail outlets to InterOil Product Limited.
Expenses
The increase in expenses over 2004 is a result of downstream operations coming on-line. The cost of sales and operating expenses is derived from either purchasing products from our refinery, or importing products not produced at the refinery from other parties, for wholesale distribution in PNG. Our refinery supplies 100% of IPL’s diesel, gasoline and jet/kerosene (“DPK”) requirements. IPL will continue to import its fuel oil and lubricant products as these products are not produced by our refinery.
IPL participates in the joint shipping arrangement which allows costs for freight to be shared among the industry within PNG. This has resulted in cost savings for IPL.
Corporate and consolidation
Quarter and six months ended June 30, 2005 compared with same periods in 2004.

	Three months ended		Six months ended
Corporate and consolidation	June 30		June 30
($ thousands)	2005	2004	2005	2004

External sales — elimination	—	—	—	—
Inter-segment revenue elimination (1)	(19,757)	(368)	(38,075)	(368)
Interest revenue	231	124	399	175
Other unallocated revenue	6	(20)	155	85

Total segment revenue	(19,520)	(264)	(37,521)	(108)

Cost of sales and operating expenses elimination (1)	(19,861)	(279)	(38,055)	(278)
Office and administration and other expenses (2)	386	1,224	1,831	2,381
Depreciation and amortization	5	12	23	39
Interest expense (3)	119	22	313	23

Loss from ordinary activities before income taxes	(169)	(1,243)	(1,633)	(2,273)

Income tax expenses	(64)	(6)	(77)	(7)
Non-controlling interest	333	2	252	2

Total net income (loss)	100	(1,247)	(1,458)	(2,278)

Notes

(1)	Elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Elimination of inter-segment administration service fees.

(3)	Elimination of interest accrued between segments.
Expenses
     Our total corporate office and administration and other expenses were $0.4 million in the quarter ended June 30, 2005 compared to $1.2 million for the same period in 2004. The $0.8 million decrease was due mainly to a decrease in legal and professional services. Included in this amount

InterOil Corporation Page 20 of 27

in the quarter is an amount of $0.4 million of stock compensation expense compare to a ($0.2) million expense in first quarter of 2005. These amounts are calculated using the Black-Scholes valuation model and have no cash impact.
Capital Resources
Operating Activities
In the second quarter of 2005, cash used by our operating activities was $15.0 million compared with $18 million in the first quarter of 2004. In the second quarter of 2004, the refinery began to purchase crude feedstocks in preparation for its commissioning works, which was the major use of cash in this quarter. The refinery loss for the second quarter 2005 and the repayments of the working capital facility were the primary uses of cash in the period. There was also the payment of the remaining $1.0 million (the service agreement) paid to BP International which was associated with the purchase of BP Papua New Guinea (now IPL).
Investing Activities
In the second quarter of 2005, cash used in investing activities amounted to $4.2 million in 2005 compared with a source of cash of $3.8 million in the second quarter of 2004. This increase is mainly due to an increase in accounts payable and accrued liabilities for the exploration segment related to the current drilling program.
Upstream Capital Expenditures
In the second quarter of 2005 we continued our activities in our upstream segment. The next stage of the drilling program coincides with the purchase of a new, purpose-built, heli-portable, oilfield drilling rig and associated equipment at an estimated cost of $5.7 million. The rig is expected to be delivered to Port Moresby, PNG in September 2005. It is expected that commissioning of the rig and the transportation from Port Moresby to a new drill site will take approximately six weeks, and drilling with this rig is expected to begin in October 2005. This rig has twice the capacity of the one that we are currently using and is expected to significantly improve our drilling efficiency. In the quarter, the construction of an upstream office and warehouse adjacent to our refinery commenced. This facility will consolidate the upstream operational support in PNG and will provide cost savings in the areas of logistics, materials and handling, storage and procurement. The office is expected to be completed in the third quarter 2005 at a cost of $1.1 million.
The majority of the expenditure on oil and gas properties for the quarter was in relation to the Black Bass-1 well which, as discussed earlier, was plugged and abandoned at the end of the second quarter 2005.
Midstream Capital Expenditures
Capital expenditures for the refinery were again minimal in the second quarter 2005 due to the refinery starting commercial operations on January 1, 2005. These are expected to increase during the next three to four quarters with initiatives such as generator replacement and burner modifications that will result in the utilization of lower value refinery product such as LSWR as the fuel in refinery operations.
Downstream Capital Expenditures

InterOil Corporation Page 21 of 27

The major expenditure involved the completion of the one million liter storage tank for a total cost of $0.6 million. During the two quarters, IPL will expand its business with the acquisition and commissioning of a new bunkering barge for servicing the regional and local bunkering market.
Financing Activities
Cash generated from financing activities was $1.2 million in the second quarter of 2005 compared to $17.3 million in the second quarter 2004.
•	During the second quarter 2005, we received $2,082,574 from the exercise of stock options.

•	During the second quarter 2005, we made repayments to related parties of $633,751.

•	During the second quarter 2005, we refunded an overpayment to the Indirect Participation Interest of $649,740 for funds received in excess of the $125 million.
Liquidity
Sources of Capital
Upstream
In February 2005, we entered into an agreement with institutional and accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in PNG. When we choose to test or complete any of these wells, the investors have the right to participate in the testing program, up to a 25% working interest, by paying their share of a budgeted testing amount. If the well is a commercial success then investors, by continuing to pay their 25% share of all future development costs (such as seismic, development drilling, production facilities and pipelines), retain their right to earn a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.
In early July 2005, the investors elected to participate in the testing of the Black Bass-1 well and have since paid InterOil $397,500, being their share of the budgeted testing costs. The well testing was completed in July 2005 and has subsequently been plugged and abandoned.
Midstream
In 2004, InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. During the second quarter, the refinery’s working capital facility was renegotiated and extended. The revised facility was finalized on August 12, 2005. In addition to a reduction in fees, the major changes to the working capital facility are as follows:
•	Increased borrowing limits from $100 million to $150 million;

•	Increased loan tenors from 45 days to 60 days;

•	Increased commodities hedging guarantee limits from $4.5 million to $6.5 million;

•	Increased commodities hedging guarantee tenors from six months to nine months

InterOil Corporation Page 22 of 27

This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the three months ended June 30, 2005 the weighted average interest rate was 5.27% (December 31, 2004 — 4.36%).
At June 30, 2005, $17,035,503 (December 31, 2004 — $9,479,459) of the total facility remained available for use.
Downstream
Our downstream working capital and capital programs are funded by cash provided through operating activities.
Corporate
On January 28, 2005, we obtained a $20 million Term Loan Facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears, and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty. In addition, we have provided to Clarion Finanz AG an irrevocable right to participate a subsequent equity financing for an amount of up to $40 million.
Capital Requirements
Upstream
We are obligated under our indirect participation agreement to drill eight exploration wells. We expect to drill these eight wells through year-end 2006 and we believe that the $125 million raised from the investors is sufficient to meet these obligations.
Midstream
We completed construction of our refinery and achieved practical completion on January 31, 2005. We anticipate that we will require an additional amount of equity to support the refinery optimization efforts. Amounts necessary will not be determined until the engineering studies are completed.
Downstream
We remain in discussion with Shell and PNG regulatory authorities for the acquisition of Shell’s wholesale distribution assets in Papua New Guinea and expect to close this acquisition prior to the end of 2005. We estimate that the acquisition would require a capital payment of $2.8 million in 2005.
Contractual Obligations and Commitments

InterOil Corporation Page 23 of 27

The following table contains information on payments for contracted obligations we have over the next five years and it should be read in conjunction with our financial statements and the notes thereof.
Payment due by period

		Less than 1			More than 5
Contractual obligations	Total	year	1 - 3 years	3 - 5 years	years

Long-Term Debt Obligations	$85,000,000	$4,500,000	$22,500,000	$18,000,000	$40,000,000
Indirect Participation Interests (1)	$6,885,000	$3,442,500	$3,442,500	nil	nil
Unsecured loan (2)	$20,000,000	nil	$20,000,000	nil	nil
Purchase obligations (3)	$4,500,000	$1,000,000	$2,000,000	$1,500,000	nil
Operating leases	$300,000	$300,000	nil	nil	nil
Petroleum Prospecting and Retention Licenses(4)	$8,233,937	nil	$8,233,937	nil	nil

Total	$124,918,937	$14,742,500	$51,676,437	$19,500,000	$40,000,000

Notes

(1)	The Indirect Participation Interest terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs from the amount presented in the June 30, 2005 Consolidated Balance Sheet due to conversion requirements into our fully paid common shares.

(2)	On January 28, 2005, we obtained a $20 million Term Loan Facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears, and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty.

(3)	Arises from management fees payable under the 5 year refinery facilities and management contract.

(4)	Amount necessary for the next 2 years under the work program to maintain our exploration licenses.
Off Balance Sheet Arrangements
At June 30, 2005 and 2004, we did not have any off balance sheet arrangements and did not enter into any during the period, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of June 30, 2005 we had 28,958,074 common shares outstanding and 30,419,689 on a diluted basis.

Share Capital	Number of shares

Balance, January 1, 2002	20,186,870
Shares issued for cash	399,073
Balance, December 31, 2002	20,585,943
Shares issued for cash	3,817,500
Shares issued for debt	31,240
Shares issued on exercise of options	381,278
Balance, December 31, 2003	24,815,961

InterOil Corporation Page 24 of 27

Share Capital	Number of shares

Shares issued for debt	3,184,828
Shares issued on exercise of options	310,095
Balance, December 31, 2004	28,310,884
Shares issued on exercise of options (Jan-Mar 31, 2005)	162,709
Shares issued on exercise of warrants (Jan-Mar 31 2005)	19,168
Balance, March 31, 2005	28,492,761
Shares issued on exercise of options	465,313
Balance June 30, 2005	28,958,074
Remaining stock options authorized	1,116,368
Remaining warrants issued	340,247
Other	5,000
Balance June 30, 2005 Diluted (1)	30,419,689

Notes

(1)	In 2003 and 2005, we sold indirect working participation interest in our exploration program. Investors have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors choose to convert their interest, we would be required to issue an additional 3,961,639 common shares.
Transactions with Related Parties
There are no amounts due to or (from) related parties at the end of the second quarter 2005 compared to an amount of $633,751 (December 2004 — $1,056,251, June 2004 — $1,056,251) due to PIE Corporation at the end of quarter one. PIE acts as a sponsor of our oil refinery project. The amount was due for barges owned by SPI E&P Corporation and was paid to Wells Fargo Bank NA. PIE is controlled by Phil E Mulacek, an officer and director of InterOil. During the period, $633,751 of the loan to PIE was repaid. The loan had interest charged at a rate of 5.75% (December 2004 - 5.75%), per annum on a facility provided by Wells Fargo Inc. During the quarter ended June 30, 2005 we incurred total interest to PIE amounting to $9,376 (June 2004 — $18,924).
SP InterOil LDC (“SPI”) does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and it is the US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government. PIE has been appointed as the general manager of SPI and as US sponsor guarantees certain provisions of InterOil debt, including OPIC, on behalf of InterOil and its shareholders. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the quarter ended June 30, 2005, $37,500 (June 2004 — $37,500) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs. This amount was included in accounts payable and accrued liabilities at June 30, 2005.
Breckland Limited provides technical and advisory services to us and/or our subsidiaries on normal commercial terms. This party is related by virtue of Roger Grundy being a director of both Breckland Limited and InterOil. Amounts paid or payable to Breckland during the quarter ended June 30, 2005 amounted to $31,543 (June 2004 — $75,000).
The services of certain executive officers and senior management of our company are provided under a management services agreement with Direct Employment Services Corp. (“DESC”). DESC is a U.S. private company owned and administered by executive officers of our company

InterOil Corporation Page 25 of 27

and which was established for the purposes of providing a not-for-fee service to us. During the quarter ended June 30, 2005 DESC was paid $143,829 (June 2004 — $218,601).
Amounts due to directors at June 30, 2005 totaled $30,500 for directors’ fees (December 2004 - $61,000) and $320,000 accrued and unpaid from previous periods for executive directors’ bonuses (2004 — $320,000). These amounts are included in accounts payable and accrued liabilities.
Financial and Derivative Instruments
With the exception of cash and cash equivalents and short term investments, all financial assets are non interest bearing. Cash and cash equivalents earned average interest rates of 1.98% per annum (2004 — 1.6%).

Temporary investments
As at June 30, 2005	2005	2004

Cash deposit on working capital facility (1.98%)	27,134,399	11,538,940
Total	27,134,399	11,538,940

Cash held as deposit on the working capital facility supports our working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventories and accounts receivables.
Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.
The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, short and long term debt and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Foreign currency hedge contracts
We had no outstanding foreign currency forward contracts at June 30, 2005 and 2004.
Commodity hedge contracts
We use derivative commodity instruments to manage exposure to price volatility on a portion of our refined products.
There were two outstanding commodity hedge contracts at June 30, 2005 (June 30 2004 — nil). The unrealized gain on hedge contracts deemed to be effective at June 30, 2005 amounted to $304,920 and is recognized in the financial statements in equity under deferred hedge gain. A summary of the outstanding hedge contracts is as follows:

		Notional		Price US$ per
Derivative	Type	volumes (bbls)	Expiry	bbl	Receivable

Naphtha fixed price	Sell	50,000	Aug 05	$49.65	$161,500
Naphtha fixed price	Sell	50,000	Aug 05	$49.35	$146,500
Total					$308,000

Critical Accounting Estimates

InterOil Corporation Page 26 of 27

Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion about those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2004 available at www.sedar.com.
New Accounting Standards
For a discussion of the new accounting standards to be used by the company in 2005, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2004 available at www.sedar.com.
Public Securities Filings
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com and the Form 40-F, which is filed with the United States Securities and Exchange Commission at www.sec.gov.

InterOil Corporation Page 27 of 27